SUB-ITEM 77E:   LEGAL PROCEEDINGS

Several lawsuits have been filed relating to Hussman Strategic Growth Fund’s investment in Tribune Company common stock in connection with Tribune Company’s Chapter 11 bankruptcy proceeding.  The lawsuits stem from a leveraged buyout transaction by which Tribune Company converted to a privately-held company in 2007.  On November 1, 2010, the registrant and Hussman Strategic Growth Fund (“HSGFX”) were named as defendants and putative members of the proposed defendant class of shareholders in an adversary proceeding brought by The Official Committee of Unsecured Creditors of Tribune Company in the U.S. Bankruptcy Court for the District of Delaware.  On June 2, 2011, the registrant was named as a defendant and a putative defendant class member in a lawsuit filed by the indenture trustees of certain noteholders of Tribune Company in the U.S. District Court for the Southern District of Ohio.  The same indenture trustees have filed similar lawsuits in other jurisdictions against former Tribune Company shareholders.  The plaintiffs in all these lawsuits seek to recover amounts paid to shareholders of Tribune Company in connection with the leveraged buyout, plus interest and attorneys’ fees and expenses.

The lawsuits allege no misconduct by the registrant or HSGFX, and the registrant and HSGFX intend to defend themselves vigorously in the lawsuits.  If the lawsuits were to be decided or settled in a manner adverse to HSGFX, the payment of such judgments or settlements could adversely affect HSGFX’s net asset value per share.  The adverse impact to HSGFX is not expected to exceed materially the value of the proceeds received by HSGFX in connection with the leveraged buyout, which was $29,432,814 (which constitutes, as of June 30, 2012, approximately 0.6% of HSGFX’s net assets).